                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 3)
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                         RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                         MARRIOTT RHG ACQUISITION B.V.
                                   (Bidders)

               Common Stock, Par Value 0.01 Netherlands Guilders
                        (Title of Class of Securities)

                                  N73689 10 6
                               -----------------
                     (CUSIP Number of Class of Securities)

             G. Cope Stewart III, Esq.                                                      Copy to:
            Marriott International, Inc.                                             Jeffrey J. Rosen, Esq.
               10400 Fernwood Road                                                   O'Melveny & Myers LLP
            Bethesda, Maryland 20817                                          555 13th Street, N.W., Suite 500W
                 (301) 380-9555                                                   Washington, D.C. 20004-1109
(Name, Address and Telephone Number of Person Authorized to Receive                     (202) 383-5300
         Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation/1/: $956,610,000         Amount of Filing Fee/2/: $191,322
--------------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all 30,100,000 outstanding shares of Common Stock of Renaissance Hotel Group N.V., and (ii) all 1,787,000 shares of Common Stock issuable pursuant to outstanding stock options, in each case at $30.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Marriott International, Inc. for such shares.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:   $191,322        Filing Party:  Marriott International,Inc.
Form or registration no.: Schedule 14D-1  Date Filed:    February 24, 1997

                       (CONTINUED ON FOLLOWING PAGE(S))

     This Amendment No. 3 to Schedule 14D-1 and Amendment No. 3 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 1997, as amended (as so amended from time to time, the "Schedule 14D-1"), by Marriott International, Inc., a Delaware corporation (the "Purchaser") and Marriott RHG Acquisition B.V. (the "Acquisition Subsidiary"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value 0.01 Netherlands Guilders (the "Shares"), of Renaissance Hotel Group N.V. (the "Company"). The Offer is being made pursuant to an Acquisition Agreement dated as of February 17, 1997 by and between the Company and the Purchaser. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 24, 1997, which is attached as Exhibit (a)(1) to the Schedule 14D-1 (the "Offer to Purchase").

     In connection with the foregoing, the Purchaser and the Acquisition Subsidiary are hereby amending and supplementing the Schedule 14D-1 as follows:


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 (a)-(d), (g) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     On March 5, 1997, the Purchaser filed its Report on Form 10-K for the fiscal year ended January 3, 1997 (the "1996 Purchaser 10-K"). In the 1996 Purchaser 10-K, and in connection with Mr. William J. Shaw's appointment as President and Chief Operating Officer, effective March 31, 1997, the Purchaser named certain additional individuals as executive officers in the 1996 Purchaser 10-K. Accordingly, the Schedule 14D-1 is hereby amended to add the individuals named below as executive officers of the Purchaser (the "Additional Executive Officers"). Also set forth below is each Additional Executive Officer's age, present principal occupation or employment and five-year employment history.
The address of each Additional Executive Officer is c/o 10400 Fernwood Road, Bethesda, Maryland 20817. All the Additional Executive Officers are citizens of the United States.

               Name and Title              Age                          Business Experience
                                                                         with the Company
Todd Clist                                  55              Todd Clist joined Marriott Corporation in 1968.  Mr. Clist
Vice President; Executive Vice                              served as general manager of several hotels before being
President-Marriott Lodging                                  named Regional Vice President, Midwest Region for
                                                            Marriott Hotels, Resorts & Suites in 1980.  Mr. Clist
                                                            became Executive Vice President of Marketing for Marriott
                                                            Hotels, Resorts & Suites in 1985, and Senior Vice
                                                            President, Lodging Products and Markets in 1989.  Mr.
                                                            Clist was named Executive Vice President and General
                                                            Manager for Fairfield in 1990, for both Fairfield Inn and
                                                            Courtyard in 1991, and for Fairfield Inn, Courtyard and
                                                            Residence Inn in 1993.  In January 1994, Mr. Clist was
                                                            appointed to his current position.

Edwin D. Fuller                             51              Edwin D. Fuller joined Marriott Corporation in 1972 and
Vice President; Executive Vice President                    held several sales positions before being appointed Vice
and Managing Director-Marriott Lodging                      President-Marketing in 1979.  After serving as general
International                                               manager at several Marriott hotels, Mr. Fuller became a
                                                            Regional Vice President in 1985 and was promoted to
                                                            Senior Vice President and Managing Director of Marriott
                                                            Lodging International in 1990.  In January 1994, Mr. Fuller
                                                            was appointed to his current position.

Paul E. Johnson, Jr.                        51              Paul E. Johnson, Jr. joined Marriott Corporation in 1983 in
Vice President; President-Marriott Senior                   Corporate Financial Planning & Analysis.  In 1987, he was
Living Services                                             promoted to Group Vice President of Finance and
                                                            Development for the Marriott Service Group and later
                                                            assumed responsibility for real estate development for
                                                            Marriott Senior Living Services.  During 1989, he served as
                                                            Vice President and General Manager of Marriott's Travel
                                                            Plazas division.  Mr. Johnson subsequently served as Vice
                                                            President and General Manager of Marriott Family
                                                            Restaurants from December 1989 through 1991.  In October
                                                            1991, he was appointed as Executive Vice President and
                                                            General Manager of Marriott Senior Living Services, and in
                                                            June 1996 he was appointed to his current position.

Charles D. O'Dell                           45              Charles D. O'Dell joined Marriott Corporation in 1979 and
Vice President; President-Marriott                          became a Regional Manager in Marriott Corporation's Roy
Management Services                                         Rogers Division in 1981.  Mr. O'Dell held several
                                                            management positions in that Division until 1985, when he
                                                            was named Division Vice President-Education in the Food
                                                            and Services Management Division.  In 1986, Mr. O'Dell
                                                            became Senior Vice President of Business Food and
                                                            Auxiliary Services, and in November 1990 he was
                                                            appointed to his current position.

            Name and Title                  Age                           Business Experience
                                                                            with the Company
Robert T. Pras                              55              Robert T. Pras joined Marriott Corporation in 1979 as
Vice President; President-Marriott                          Executive Vice President of Fairfield Farm Kitchens, the
Distribution Services                                       predecessor of Marriott Distribution Services.  In 1981, Mr.
                                                            Pras became Executive Vice President of Procurement and
                                                            Distribution.  In May 1986, Mr. Pras was appointed to the
                                                            additional position of General Manager of Marriott
                                                            Corporation's Continuing Care Retirement Communities.
                                                            He was named Executive Vice President and General
                                                            Manager of Marriott Distribution Services in 1990.  Mr.
                                                            Pras was appointed to his current position in January 1997.

James M. Sullivan                           53              James M. Sullivan joined Marriott Corporation in 1980,
Vice President; Executive Vice                              departed in 1983 to acquire, manage, expand and
President-Lodging Development                               subsequently sell a successful restaurant chain, and returned to Marriott Corporation in 1986 as Vice President of
                                                            Mergers and Acquisitions.  Mr. Sullivan became Senior
                                                            Vice President, Finance-Lodging in 1989, Senior Vice
                                                            President-Lodging Development in 1990 and was appointed
                                                            to his current position in December 1995.

Stephen P. Weisz                            46              Stephen P. Weisz joined Marriott Corporation in 1972 and
Vice President; Executive Vice                              was named Regional Vice President of the Mid-Atlantic
President - Marriott Lodging and                            Region in 1991.  Mr. Weisz had previously served as
President - Marriott Vacation Club                          Senior Vice President of Rooms Operations before being
International                                               appointed as Vice President of the Revenue Management
                                                            Group.  Mr. Weisz became Senior Vice President of Sales
                                                            and Marketing for Marriott Hotels, Resorts and Suites in
                                                            August 1992 and Executive Vice President-Lodging Brands
                                                            in August 1994.  In December 1996, Mr. Weisz was
                                                            appointed President-Marriott Vacation Club International.



Item 2 (e) and (f) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     During the last five years, to the best knowledge of the Purchaser and the Acquisition Subsidiary, none of the Additional Executive Officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     To the best knowledge of the Purchaser and the Acquisition Subsidiary, none of the Additional Executive Officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     To the best knowledge of the Purchaser and the Acquisition Subsidiary, since July 1, 1993, none of the Additional Executive Officers (i) has had any business relationships or transactions with the Company that would require reporting under the rules of the Commission, or (ii) has had, except as set forth in the Offer to Purchase, any contacts, negotiations or transactions concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets. To the best knowledge of the Purchaser and the Acquisition Subsidiary, neither any Additional Executive Officer nor any associate thereof beneficially owns any Shares or has effected any transactions in the Shares since the date sixty (60) days prior to the commencement of the Offer.


ITEM 10.  ADDITIONAL INFORMATION

Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following paragraphs thereto:

          The introductory section of the initial paragraph of Section 15 of the Offer to Purchase ("Conditions to the Offer") is hereby amended and restated to read as follows:

          "Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Acquisition Agreement and the Offer or terminate the Offer if (i) any applicable waiting period under the HSR Act has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after February 17, 1997 and at or before the Expiration Date, any of the following events shall occur:"

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 1997

                              MARRIOTT INTERNATIONAL, INC.

                              By: /s/ William R. Tiefel
                              ---------------------------

                              Name:   William R. Tiefel
                              Title:  Executive Vice President



                              MARRIOTT RHG ACQUISITION B.V.

                              By: /s/ William R. Tiefel
                              ---------------------------

                              Name:   William R. Tiefel
                              Title:  Executive Director